Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement File Nos. 333-282003 and 333-282003-02
Issuer Free Writing Prospectus, dated August 17, 2026

Bunge Limited Finance Corp.

5.000% Senior Notes Due 2031
(the “Notes”)

Pricing Term Sheet

This Free Writing Prospectus relates only to the Senior Notes of Bunge Limited Finance Corp. due August 19, 2031 and should only be read together with the Preliminary Prospectus Supplement dated August 17, 2026 relating to the Senior Notes of Bunge Limited Finance Corp. due August 19, 2031. Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Bunge Limited Finance Corp.

Guarantor:	Bunge Global SA

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / A- / BBB+

Principal Amount:	$600 million

Maturity Date:	August 19, 2031

Coupon:	5.000%

Price to Public:	99.651% of the principal amount

Yield to Maturity:	5.080%

Spread to Benchmark Treasury:	+70 basis points

Benchmark Treasury:	4.375% due July 31, 2031

Benchmark Treasury Price:	99-31 ¼

Benchmark Treasury Yield:	4.380%

Interest Payment Dates:	February 19 and August 19, beginning on February 19, 2027

Trade Date:	August 17, 2026

Settlement Date**:	August 19, 2026 (T+2)

CUSIP/ISIN:	120568 BU3 / US120568BU37

Optional Redemption:

At any time prior to July 19, 2031 (one month before maturity), BLFC may elect to redeem and repay the Notes, at any time in whole, or from time to time in part, at a redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed, and the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the Notes to be redeemed that would be due if such Notes matured on July 19, 2031 (exclusive of interest accrued but unpaid to the redemption date) discounted to their present value as of such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield, as determined by the Reference Treasury Dealers, plus 15 basis points, in each case, plus accrued and unpaid interest, if any, on the Notes to the redemption date.

On or after July 19, 2031 (one month before maturity), BLFC may elect to redeem and repay the Notes, in whole or in part from time to time at a redemption price equal to 100% of the principal amount of the Notes being redeemed on the redemption date. BLFC will pay accrued and unpaid interest on the Notes redeemed to the redemption date. See “Description of the Notes—Optional Redemption by BLFC” in the preliminary prospectus supplement for more information.

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc Mizuho Securities USA LLC Rabo Securities USA, Inc. Deutsche Bank Securities Inc. ING Financial Markets LLC SMBC Nikko Securities America, Inc.

Senior Co-Managers:

Academy Securities, Inc.

BBVA Securities Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Commerz Markets LLC

Commonwealth Bank of Australia

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Natixis Securities Americas LLC

Oversea-Chinese Banking Corporation Limited***

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

Standard Chartered Bank****

U.S. Bancorp Investments, Inc.

Co-Managers:

ANZ Securities, Inc.

DZ Financial Markets LLC

Goldman Sachs & Co. LLC

ICBC Standard Bank Plc

Loop Capital Markets LLC

Mischler Financial Group, Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

RB International Markets (USA) LLC

SEB Securities, Inc.

SG Americas Securities, LLC

Westpac Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the Notes will be made to investors in book-entry form through the facilities of The Depository Trust Company and its participants, including Euroclear Bank, SA/NV and Clearstream Banking S.A., on or about August 19, 2026, which will be the second business day following the date of this pricing term sheet (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is more than one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+2, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the settlement date should consult their advisors.

***Oversea-Chinese Banking Corporation Limited (“OCBC”) is restricted in its securities dealings in the United States and will not underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that are offered or sold in the United States. Accordingly, OCBC shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that may be offered or sold by other underwriters in the United States. OCBC shall offer and sell the Notes constituting part of its allotment solely outside the United States.

****Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents that Bunge Global SA, the Guarantor, has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC collect at +1-800-645-3751, BofA Securities, Inc. toll-free at +1-800-294-1322, Mizuho Securities USA LLC toll-free at +1-866-271-7403 or Rabo Securities USA, Inc. toll-free at +1-866-746-3850.

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